Mail Stop 4561

								August 24, 2005

Philip J. Downey
Vice President - General Counsel & Corporate Secretary
Technology Solutions Company
205 North Michigan Avenue, Suite 1500
Chicago, IL  60601

	Re:    	Technology Solutions Company
		Preliminary Proxy Statement on Schedule 14A
		Filed on August 19, 2005
		Form 10-K for the year ended December 31, 2004
		File No. 0-19433

Dear Mr. Downey:

      We have limited our review of your filing to matters relating to the proposed amendment to the Restated Certificate of Incorporation to effect a reverse split and to the filing of the information required by part III of the Form 10-K and have the following comments. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reverse Stock Split
1. Please revise to state whether the reverse stock split is part of
a "Rule 13e-3 transaction" as defined in paragraph (a)(3) of that regulation and briefly summarize the basis for your conclusion. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph
(a)(3)(i)
of the rule. In this regard, we note from your disclosure in the Form 10-K for the period ended December 31, 2004 that there were 387 holders of record of your common stock as of March 11, 2005. Your disclosure should include the number of record holders both before and after the reverse stock split.
2. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.

Information required by Part III of Form 10-K
3. It appears that you have not held an annual meeting to conduct an election of directors and have not filed the information required by
Part III of your Form 10-K for the period ended December 31, 2004 within 120 days after the end of the fiscal year. Please tell us when you intend to file this information and provide us with your analysis regarding whether you are in compliance with state law requirements governing annual meetings. In this regard, please tell when you held your last annual meeting and cite relevant state statutes that govern the frequency and obligation to hold annual meetings. In addition, please tell us what your articles of incorporation and bylaws specify as to the frequency with which annual meetings are to be held. We may have further comment.

	Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, to the undersigned at
(202) 551-3462. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal





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Philip J. Downey
Technology Solutions Company
August 24, 2005
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